                                                                    EXHIBIT 99.1


FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)


CONTACTS
BETTY HO                                    GREGORY A. McANDREWS
LJ International Inc.                       Greg McAndrews & Associates
011 (852) 2170-0001                         (310) 301-3035


                                                           FOR IMMEDIATE RELEASE


              LJ INTERNATIONAL HITS "GUIDANCE" FOR YEAR-END RESULTS



         HONG KONG, Aug. 16, 2002 - LJ International Inc. (NMS: JADE) today announced that its financial results for the fiscal year ended April 30 were well within its operating guidelines issued July 17 for sales, gross operating results and accounting charges primarily related to a previously-announced withdrawal of orders by a key client. Financial guidance compared with key financial results:


                                                                           AS OF 30 APRIL 2002
                                                                      GUIDANCE REPORT                AUDITED
                                                              -----------------------        ---------------

Sales                                                                     $39 million          $39.2 million
(Loss)/Earning before special charges                           ($50,000) - Breakeven             ($165,000)
(Loss)/Earning per shares before special charges                 (1 cent) - Breakeven              (2 cents)
Special charges                                               ($7.3) - ($9.0) million        ($7.74) million
(Loss)/Earning after special charges                          ($7.3) - ($9.0) million        ($7.90) million
(Loss)/Earning per shares after special charges                  (84 cents) - ($1.04)             (91 cents)






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         In addition, the company also closely estimated the balance sheet items in its guidance news release:




                         GUIDANCE REPORT          AUDITED
                         ---------------     ------------
                                   (US$ million)
Cash on Hand                         6.0              6.4
Current Assets                      30.0             31.4
Total Assets                        40.0             43.0
Shareholder's Equity                20.0             23.6


         Financial Highlights for year 2002 and 2001


                                                     AUDITED FOR THE YEAR ENDED 30 APRIL
                                                             2002                   2001
                                                     ------------           ------------
                                                            (US$ '000 except EPS)
Revenue                                                    39,240                 46,285
Net Earnings (Loss)                                        (7,901)                 4,177
Net Earnings (Loss) per Primary Share                       (0.91)                  0.49
Net Earnings (Loss) per Diluted Share                         N/A                   0.49
Weighted Average Primary Shares Outstanding                 8,672                  8,567
Weighted Average Diluted Shares Outstanding                 8,778                  8,617



         Sales for the fourth quarter of 2002 were $10.5 million, which is an increase of 18% as compared with the same period last year of $8.9 million. Loss before special charges for the fourth quarter of 2002 was $320,000, or 3.7 cents per share as compared with earnings of $47,000, or 0.6 cents per share in the same period last year.

         LJ International Inc. (NMS: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

(Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)


                                       XXX

(JADE--7--08-15-2002)